EXHIBIT 21.1

EXHIBIT 21 -- SUBSIDIARIES OF THE REGEISTRANT

American Resources Corp

Subsidiaries of the Registrant

June 30, 2021

The following is a list of the Company's subsidiaries as of March 31, 2021, except for unnamed subsidiaries which, considered in the aggregate as a single subsidiary, would not constitute a "significant subsidiary" as defined in Regulation S-X of the United States Securities and Exchange Commission (17 CFR 210.1-02(w)).

Entity Name	Domestic Jurisdiction

American Carbon Corp	Indiana
Deane Mining, LLC	Delaware
Quest Processing LLC	Indiana
ERC Mining Indiana Corp	Indiana
McCoy Elkhorn Coal LLC d/b/a McCoy Elkhorn Coal	Indiana
Knott County Coal LLC	Indiana
Wyoming County Coal LLC	Indiana
Perry County Resources LLC	Indiana
American Rare Earth LLC	Indiana
American Metals LLC	Indiana
Advanced Carbon Materials LLC	Indiana
American Opportunity Ventures, LLC	Delaware
American Opportunity Ventures II, LLC	Delaware
Novusterra Inc	Florida